SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):      N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):      N/A

     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Stockholders’ Newsletter 2005

Interim Report for the First Quarter of 2005

Report on the 53rd Annual Stockholders’ Meeting of Bayer AG
on April 29, 2005 in Cologne

Bayer Group Key Data

	1st Quarter
€ million	2004	2005	Change	Full Year 2004
Net sales	5,792	6,704	+ 15.7%	23,278

Change in sales
Volume	+ 11%	+ 2%		+ 8%
Price	-1%	+ 8%		+ 1%
Currency	-7%	-2%		-4%
Portfolio	-3%	+ 8%		-1%

EBITDA[1]	1,230	1,437	+ 16.8%	3,833
of which special items	(7)	(138)		(241)

Operating result (EBIT)	754	1,004	+ 33.2%	1,875
of which special items	(7)	(138)		(242)

Return on sales	13.0%	15.0%		8.1%

Non-operating result	(116)	(131)	-12.9%	(674)

Net income	419	652	+ 55.6%	685
Earnings per share (€)	0.57	0.89		0.94

Gross cash flow[2]	867	1,101	+ 27.0%	2,885

Net cash flow[3]	(205)	(226)	-10.2%	2,262

Capital expenditures	98	181	+ 84.7%	977

Research and development expenses	452	423	- 6.4%	1,927

Depreciation and amortization	476	433	- 9.0%	1,958

Number of employees at end of period	92,500	93,300	+ 0.9%	91,700
Personnel expenses	1,511	1,509	-0.1%	6,026

[1]	EBITDA = operating result (EBIT) plus depreciation and amortization

[2]	Gross cash flow = operating result (EBIT) plus depreciation and amortization, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions

[3]	Net cash flow = cash flow from operating activities according to IAS 7

2004 figures restated (for details see notes beginning on page 32)

Contents
Bayer Stockholders’ Newsletter 2005

4	Interim Report for the First Quarter
4	Overview of Sales, Earnings and Financial Position
6	Outlook
7	Changes in Group Portfolio, New IFRS Regulations
8	Performance by Subgroup
8	– Bayer HealthCare
13	– Bayer CropScience
16	– Bayer MaterialScience
18	Performance by Region
20	Liquidity and Capital Resources
21	Employees
22	Legal Risks
24	Subsequent Events
25	Bayer Stock
26	Bayer Group Statements of Income
27	Bayer Group Balance Sheets
28	Bayer Group Statements of Cash Flows
29	Bayer Group Statements of Recognized Income and Expense
29	Bayer Group Statements of Changes in Stockholders’ Equity
30	Notes
30	– Key Data by Segment and Region
32	– Notes to the Interim Report for the First Quarter of 2005

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Bayer: strong first quarter 2005

•	Sales advance by 16 percent to €6.7 billion; currency- and portfolio-adjusted growth of 9 percent

•	Underlying EBIT climbs by 50 percent to €1.1 billion

•	All subgroups improve EBIT before special items; Bayer MaterialScience shows largest increase

•	Net income rises by 56 percent to €652 million

•	Full-year 2005 forecast confirmed

Overview of Sales, Earnings and Financial Position

Bayer had a successful start to 2005, with all subgroups contributing to the Group’s positive performance in the first quarter.

Group sales from continuing operations advanced by 15.7 percent year on year to €6,704 million (2004: €5,792 million), including sales of the consumer health business acquired from Roche and sales to LANXESS after its spin-off from Bayer. Currency- and portfolio-adjusted sales grew by 9.3 percent, due mainly to gratifying volume increases and higher selling prices in the MaterialScience subgroup.

The strong growth in business brought a substantial improvement in the operating result to which all subgroups contributed. EBIT from continuing operations before special items rose by 50.1 percent to €1,142 million (2004: €761 million), thanks to considerably higher margins at MaterialScience, additional cost savings and efficiency improvements. Underlying EBITDA advanced by 27.3 percent from €1,237 million to €1,575 million.

First-quarter earnings were impacted by €138 million in special charges (2004: €7 million), including one-time charges of €94 million arising from the termination of the co-promotion agreement with GlaxoSmithKline for Levitra® and expenses of €21 million for the integration of the consumer health business acquired from Roche.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

After special items, first-quarter EBIT climbed by 33.2 percent to €1,004 million (2004: €754 million). EBITDA also increased considerably, moving ahead by 16.8 percent to €1,437 million (2004: €1,230 million). After a non-operating result of minus €131 million (2004: minus €116 million), pre-tax income came to €873 million (2004: €638 million). Net income, which also included €52 million in after-tax income from discontinued operations, expanded by 55.6 percent to €652 million.

Thanks to the improvement in operating performance, the Bayer Group’s gross cash flow from continuing operations climbed by 27.0 percent to €1,101 million (2004: €867 million). Working capital increased due to the substantial growth in business and to seasonal effects. Net cash flow came to minus €226 million (2004: minus €205 million), while net debt grew to €7,115 million mainly as a result of the payment of the purchase price for the Roche consumer health activities.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Outlook

In light of the very pleasing sales and earnings trend in the first quarter, we confirm our guidance for the full year 2005 and are optimistic about future developments.

This year we are targeting an increase of more than 5 percent in currency- and portfolio-adjusted sales, to over €25 billion.

As far as earnings are concerned, we are very confident that we can improve EBIT before special items by about 20 percent year on year.

In the Bayer HealthCare subgroup, we have achieved savings in the Pharmaceuticals Division more quickly than originally planned. We also benefited from a strong flu season in the first quarter. In Consumer Care we realized synergies ahead of schedule.

In the Pharmaceuticals, Biological Products segment, we are now aiming for an underlying EBIT margin in low double digits. We are therefore raising our full-year 2005 guidance for the HealthCare business, where we believe we will more than offset the negative effects of the fair-value measurement of inventories acquired with the Roche OTC business and the decline in earnings from Cipro®, pushing underlying HealthCare EBIT above the 2004 level.

The very pleasing business trend at Bayer MaterialScience is continuing. We remain optimistic for the full year and uphold our forecast of significant growth in underlying EBIT. Of course it remains to be seen how the economy and raw material prices will develop.

In Bayer CropScience too, we expect a considerable improvement in underlying EBIT.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Changes in Group Portfolio, New IFRS Regulations

LANXESS ceased to be part of the Bayer Group when it was spun off at the end of January 2005. The data of the LANXESS group are thus no longer included in the balance sheet as of March 31, 2005. In the income and cash flow statements for the first quarter of 2005 and the corresponding period of 2004, LANXESS is reported under discontinued operations according to IFRS 5. This new International Financial Reporting Standard requires reporting to be based primarily on continuing operations, while discontinued operations are to be stated separately in a single line item. Net earnings of the LANXESS group for the month of January are recognized in Bayer Group income for the current year. The individual items of the income statement such as sales, functional costs and the non-operating result reflect only continuing operations. The information in this report thus relates exclusively to continuing operations, except where specific reference is made to discontinued operations. Details on the reporting of discontinued operations are given in the “Accounting policies” section of the notes beginning on page 32.

The plasma business of the Bayer HealthCare subgroup was divested effective March 31, 2005. Since Bayer is continuing to market plasma products outside the United States for a transitional period, only the U.S. plasma business is reflected in discontinued operations. The explanations in the above paragraph apply analogously. The revenues from our marketing activities outside the United States are reflected in the sales of our Pharmaceuticals, Biological Products segment from continuing operations.

Bayer largely completed the acquisition of the Roche consumer health business by January 1, 2005. The acquired business with non-prescription medicines and vitamins is now part of the Consumer Care Division of the Bayer HealthCare subgroup, and has already been integrated into the Bayer organization. The business acquired from Roche is thus reflected in the balance sheet, income statement and cash flow statement with effect from that date.

In December 2004, the International Accounting Standards Board (IASB) adopted an amendment to IAS 19 (Employee Benefits) that allows actuarial gains and losses from defined benefit plans to be offset immediately against stockholders’ equity without affecting net income. In accordance with the recommendation of the IASB, we are implementing this reporting change with effect from January 1, 2005.

Among the other principal changes is that goodwill and other intangible assets with an indefinite service life are no longer amortized but subjected to annual impairment testing.

The IFRS also require the presentation of assets and liabilities according to maturity starting in 2005.

Details of the relevant new and amended IFRS standards are provided in the notes beginning on page 32.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Performance by Subgroup

Our realigned business activities are grouped into the Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups. In view of the spin-off of LANXESS and the acquisition of the Roche consumer health business, we have altered our segmentation to reflect the new corporate structure. Further details of the new reporting segments are given in the notes on page 36.

Subgroups	Segments
HealthCare	Pharmaceuticals, Biological Products
Consumer Care
Diabetes Care, Diagnostics
Animal Health

CropScience	Crop Protection
Environmental Science, BioScience

MaterialScience	Materials
Systems

Bayer HealthCare

	1st Quarter
Bayer HealthCare	2004	2005	Change %
€ million
Net sales	2,032	2,135	+ 5.1
EBITDA*	375	302	-19.5
Operating result (EBIT)	278	183	-34.2
of which special items	0	(119)
Gross cash flow*	252	202	-19.8
Net cash flow*	62	67	+ 8.1

*	for definition see Bayer Group Key Data on page 2

Sales of the Bayer HealthCare subgroup grew by 5.1 percent year on year in the first quarter of 2005, to €2,135 million. The increase was mainly due to the acquisition of the Roche consumer health business. Currency- and portfolio-adjusted sales declined as expected by 5.1 percent, mainly because of the expiration last June of the market exclusivity for Cipro® in the United States that had been granted by the regulatory authorities. EBIT of the subgroup fell by 34.2 percent to €183 million. Before special items totaling €119 million in the Pharmaceuticals and Consumer Care divisions, EBIT from continuing operations improved by €24 million, or 8.6 percent.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

			Change
	1st Quarter	Change	in local currencies
Best-Selling Bayer HealthCare Products	2005	%	%
€ million
Ciprobay®/Cipro® (Pharmaceuticals)	158	-43.8	-43.0
Adalat® (Pharmaceuticals)	153	-8.9	-8.3
Ascensia® product line (Diabetes Care)	140	+ 2.9	+ 6.7
Aspirin® (Consumer Care/Pharmaceuticals)	140	-4.8	-4.2
Kogenate® (Biological Products)	125	+ 3.3	+ 4.2
ADVIA Centaur® System (Diagnostics)	113	+ 8.7	+ 8.7
Avalox®/Avelox® (Pharmaceuticals)	103	-1.0	+ 0.2
Glucobay® (Pharmaceuticals)	71	-2.7	-1.7
Levitra® (Pharmaceuticals)	60	-9.1	-6.9
Advantage®/Advantix® (Animal Health)	54	+ 20.0	+ 25.4
Trasylol® (Pharmaceuticals)	45	+ 4.7	+ 8.9
Baytril® (Animal Health)	40	+ 2.6	+ 2.8
Rapidlab®/Rapidpoint® (Diagnostics)	37	+ 2.8	+ 5.2
Canesten® (Consumer Care)	33	-2.9	-1.1
Clinitek Urinalysis® (Diagnostics)	33	+ 10.0	+ 11.5
Total	1,305	-8.5	-7.2
Proportion of Bayer HealthCare sales	61%

Pharmaceuticals, Biological Products

	1st Quarter
Pharmaceuticals, Biological Products	2004	2005	Change %
€ million
Net sales	1,084	952	-12.2
Pharmaceuticals	906	766	-15.5
Biological Products	178	186	+ 4.5
EBITDA*	200	127	-36.5
Operating result (EBIT)	165	86	-47.9
of which special items	0	(98)
Gross cash flow*	117	74	-36.8
Net cash flow*	(50)	(92)	-84.0

*	for definition see Bayer Group Key Data on page 2

Sales of the Pharmaceuticals, Biological Products segment receded by €132 million, or 12.2 percent, to €952 million.

Sales of the Pharmaceuticals Division fell by 15.5 percent to €766 million. Of this decline, the expiration of market exclusivity for our antibiotic Cipro® in the United States accounted for about €120 million and the realignment of our U.S. pharmaceuticals business

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

for approximately €50 million. As part of this realignment, Schering-Plough has marketed some of our products in the United States – primarily Avelox®, Cipro XR® and Levitra® – since September 2004.

A strong flu season spurred business with our respiratory antibiotic Avalox®/Avelox®, particularly in Europe. As a result of a currency-adjusted 46.3 increase in sales of Avelox® outside the United States, global sales of the product remained steady year on year.

Levitra® sales grew by €18 million compared to the fourth quarter of 2004, to €60 million. Business with this product expanded by a gratifying 34.1 percent year on year in non-U.S. markets, where we are now marketing Levitra® by ourselves following termination of the co-promotion agreement with GlaxoSmithKline in January 2005. We recorded lower U.S. revenues from Levitra® than in the first quarter of 2004. However, the data are not comparable due to the settlement arrangements with Schering-Plough.

In the field of cancer research and development, we announced that BAY 43-9006 (active ingredient: sorafenib, a RAF kinase and VEGFR inhibitor) significantly extends progression-free survival in patients with renal cell carcinoma. An independent panel of experts in the United States reviewed the safety and efficacy data from the important phase III study in patients with advanced renal cell carcinoma and concluded that the trial met this surrogate endpoint. In light of these favorable results, Bayer HealthCare and Onyx are preparing a New Drug Application for possible accelerated approval in the United States. We are also in contact with the regulatory authorities of other countries in this connection. In addition, based on data analysis and in agreement with the regulatory authorities, all patients participating in the current phase III study for treatment of advanced renal cell carcinoma are now being offered access to sorafenib.

Sales from continuing operations of the Biological Products Division advanced by 4.5 percent to €186 million, of which Kogenate® accounted for €125 million (+ 3.3 percent) and the plasma business outside the United States for €61 million (+ 8.9 percent). Following the divestiture of the plasma business with effect from March 31, 2005, Bayer is continuing to market the products outside the United States for a transitional period.

EBIT of the Pharmaceuticals, Biological Products segment came in at €79 million below the previous year, mainly because of a €94 million special charge in connection with the termination of the co-promotion agreement for Levitra®. Adjusted for special items, EBIT grew by €19 million to €184 million. The decline in earnings due to the genericization of Cipro® was more than offset by positive effects from the Schering-Plough alliance, savings in research and development, €40 million in additional business with governments, and other items.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Consumer Care

	1st Quarter
Consumer Care	2004	2005	Change %
€ million
Net sales	326	523	+ 60.4
EBITDA*	69	43	-37.7
Operating result (EBIT)	53	11	-79.2
of which special items	0	(21)
Gross cash flow*	53	37	-30.2
Net cash flow*	62	92	+ 48.4

*	for definition see Bayer Group Key Data on page 2

Sales of the Consumer Care segment climbed by 60.4 percent to €523 million as a result of the first-time inclusion of the acquired consumer health business, which contributed €237 million in sales. We are successfully integrating this former Roche business, which includes brands such as Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®.

Adjusted for currency and portfolio effects, sales of Consumer Care were down by 10.9 percent. Sales of Aleve®, in particular, suffered from the effects of the discussion surrounding non-steroidal anti-inflammatory drugs (NSAIDs) in the United States. However, business picked up in March due to positive results from the FDA Advisory Committee. Sales of Aspirin® declined year on year, mainly because wholesalers reduced their inventories.

First-quarter EBIT of the Consumer Care segment was well below the previous year, at €11 million. The fair-value measurement of inventories acquired from Roche depresses margins by an estimated €57 million, the greater part of which was recognized in first-quarter income. A further negative factor was a €21 million special charge in connection with the integration of the Roche business.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Diabetes Care, Diagnostics

	1st Quarter
Diabetes Care, Diagnostics	2004	2005	Change %
€ million
Net sales	444	461	+ 3.8
Diabetes Care	141	143	+ 1.4
Diagnostics	303	318	+ 5.0
EBITDA*	69	77	+ 11.6
Operating result (EBIT)	28	37	+ 32.1
of which special items	0	0
Gross cash flow*	56	56	0.0
Net cash flow*	43	60	+ 39.5

*	for definition see Bayer Group Key Data on page 2

Sales of the Diabetes Care, Diagnostics segment rose by €17 million, or 3.8 percent, from the same period of 2004, to €461 million. In local currencies, sales were up by 5.8 percent.

Sales of Diabetes Care advanced by 1.4 percent to €143 million due to strong growth in Europe. The Diagnostics Division increased sales by €15 million, or 5.0 percent, to €318 million, the main contributors to growth being the Laboratory Testing Systems and Near Patient Testing business units.

EBIT of the segment moved ahead by €9 million to €37 million due to the positive trend in sales.

Animal Health

	1st Quarter
Animal Health	2004	2005	Change %
€ million
Net sales	178	199	+ 11.8
EBITDA*	37	55	+ 48.6
Operating result (EBIT)	32	49	+ 53.1
of which special items	0	0
Gross cash flow*	26	35	+ 34.6
Net cash flow*	7	7	0.0

*	for definition see Bayer Group Key Data on page 2

Sales of the Animal Health segment advanced by a gratifying 11.8 percent to €199 million. This growth was mainly attributable to the Advantage®/Advantix® product line, sales of which improved by 20.0 percent. The increase in sales was reflected in a €17 million rise in EBIT.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Bayer CropScience

	1st Quarter
Bayer CropScience	2004	2005	Change %
€ million
Net sales	1,732	1,744	+ 0.7
EBITDA*	556	557	+ 0.2
Operating result (EBIT)	379	414	+ 9.2
of which special items	0	(9)
Gross cash flow*	347	387	+ 11.5
Net cash flow*	(239)	(379)	-58.6

*	for definition see Bayer Group Key Data on page 2

Sales of the Bayer CropScience subgroup edged forward by 0.7 percent year on year to €1,744 million. Currency- and portfolio-adjusted sales dipped by 1.1 percent.

EBIT improved by €35 million to €414 million; underlying EBIT was up by 11.6 percent.

			Change
	1st Quarter	Change	in local currencies
Best-Selling Bayer CropScience Products	2005	%	%
€ million
Confidor®/Gaucho®/Admire®/Merit® (Insecticides/Seed Treatment/Environmental Science)	171	0.0	+ 0.6
Folicur®/Raxil® (Fungicides/Seed Treatment)	97	-10.2	-11.1
Puma® (Herbicides)	67	+ 11.7	+ 11.7
Basta®/Liberty® (Herbicides)	59	+ 18.0	+ 18.0
Betanal® (Herbicides)	52	0.0	0.0
FLINT®/Stratego®/Sphere® (Fungicides)	49	-18.3	-18.3
Atlantis® (Herbicides)	42	+ 55.6	+ 55.6
Temik® (Insecticides)	40	-16.7	-14.6
Decis®/K-Othrine® (Insecticides/Environmental Science)	38	0.0	+ 2.6
Hussar® (Herbicides)	38	-2.6	-2.6
Total	653	0.0	+ 0.3
Proportion of Bayer CropScience sales	37%

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Crop Protection

	1st Quarter
Crop Protection	2004	2005	Change %
€ million
Net sales	1,416	1,417	+ 0.1
Insecticides	386	364	-5.7
Fungicides	339	347	+ 2.4
Herbicides	553	555	+ 0.4
Seed Treatment	138	151	+ 9.4
EBITDA*	428	443	+ 3.5
Operating result (EBIT)	283	322	+ 13.8
of which special items	0	(9)
Gross cash flow*	273	307	+ 12.5
Net cash flow*	(195)	(323)	- 65.6

*	for definition see Bayer Group Key Data on page 2

Sales of the Crop Protection segment remained steady year on year at €1,417 million. Sales of the Insecticides business unit declined, while Seed Treatment and Fungicides showed positive trends.

Sales of the Insecticides business unit receded by 5.7 percent to €364 million. Business with our Confidor®/Gaucho®/Admire®/Merit® product group remained steady year on year at €171 million. Temik® did not repeat the exceptionally high sales level of the previous first quarter in the United States, while the continuing drought in southern Brazil led to lower sales of Tamaron®. In addition to imidacloprid, our principal active ingredient from the neonicotinyles class, our recent products Poncho® for seed treatment and Calypso® for foliar application now figure prominently in our insecticides portfolio.

Sales of the Fungicides business unit rose by 2.4 percent to €347 million. Although Asian soybean rust remains widespread in many parts of Brazil and appeared even earlier than last year in Argentina, business receded due to the ongoing drought in southern Brazil. This decline was more than offset by higher sales in Europe. The new Proline® family of cereal fungicides and our new strobilurin fungicide Fandango® enjoyed an excellent start to the season, resulting in considerably higher sales, particularly in Germany.

Sales of the Herbicides business unit held steady year on year at €555 million. Continuing cold weather in Europe had an adverse effect on business and delayed the start of the corn and cereal herbicide season. Sales in March, however, were very strong and well above our expectations.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Due largely to our acquisition in 2004 of Crompton Corporation’s 50 percent interest in Gustafson, which is now a wholly owned Bayer subsidiary, sales of the Seed Treatment business unit grew by 9.4 percent to €151 million.

EBIT of the Crop Protection segment climbed by €39 million to €322 million. The main factor in this increase, apart from strict cost management and lower restructuring expenses, was the absence of goodwill amortization. Underlying EBIT rose by 17.0 percent.

Environmental Science, BioScience

	1st Quarter
Environmental Science, BioScience	2004	2005	Change %
€ million
Net sales	316	327	+ 3.5
Environmental Science	186	174	-6.5
BioScience	130	153	+ 17.7
EBITDA*	128	114	-10.9
Operating result (EBIT)	96	92	-4.2
of which special items	0	0
Gross cash flow*	74	80	+ 8.1
Net cash flow*	(44)	(56)	-27.3

*	for definition see Bayer Group Key Data on page 2

Sales of the Environmental Science, BioScience segment moved ahead by 3.5 percent to €327 million, due to the positive performance of BioScience.

Sales of the Environmental Science Business Group fell by 6.5 percent to €174 million. While sales of professional products dipped only slightly, business in consumer products dropped considerably, due mainly to prolonged cold, wet weather in the United States that delayed the start of the season.

Sales of the BioScience Business Group advanced by 17.7 percent from the same period of 2004, to €153 million. The strongest contributor to this growth was our product InVigor®.

EBIT of the Environmental Science, BioScience segment fell by €4 million to €92 million.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Bayer MaterialScience

	1st Quarter
Bayer MaterialScience	2004	2005	Change %
€ million
Net sales	1,877	2,544	+ 35.5
EBITDA*	281	533	+ 89.7
Operating result (EBIT)	135	406	•
of which special items	0	0
Gross cash flow*	231	361	+ 56.3
Net cash flow*	52	0	•

*	for definition see Bayer Group Key Data on page 2

First-quarter sales of the Bayer MaterialScience subgroup climbed by €667 million, or 35.5 percent, to €2,544 million. The currency- and portfolio-adjusted increase came to 34.0 percent. EBIT of the subgroup also grew substantially, advancing by €271 million to €406 million.

Materials

	1st Quarter
Materials	2004	2005	Change %
€ million
Net sales	700	923	+ 31.9
Polycarbonates	430	588	+ 36.7
Thermoplastic Polyurethanes	45	46	+ 2.2
Wolff Walsrode	77	72	-6.5
H.C. Starck	148	217	+ 46.6
EBITDA*	92	212	+ 130.4
Operating result (EBIT)	32	159	•
of which special items	0	0
Gross cash flow*	75	143	+ 90.7
Net cash flow*	16	64	•

*	for definition see Bayer Group Key Data on page 2

Sales of the Materials segment advanced by €223 million, or 31.9 percent. In local currencies, sales improved by 34.6 percent.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Polycarbonates and H.C. Starck were instrumental in this positive performance. Sales of Polycarbonates jumped by 36.7 percent year on year, to €588 million. Demand remained strong, enabling us to raise prices in all regions. We also increased volume sales worldwide. Business of H.C. Starck expanded by 46.6 percent to €217 million as a result of brisk demand from the electronics industry and the pass-through of raw material cost increases.

EBIT of the Materials segment improved by €127 million to €159 million thanks to an improved price trend compared to the first quarter of 2004. This in turn was attributable both to strong demand and to our successful implementation of price increases across the board.

Systems

	1st Quarter
Systems	2004	2005	Change %
€ million
Net sales	1,177	1,621	+ 37.7
Polyurethanes	820	1,196	+ 45.9
Coatings, Adhesives, Sealants	301	320	+ 6.3
Inorganic Basic Chemicals	49	87	+ 77.6
Others	7	18	+ 157.1
EBITDA*	189	321	+ 69.8
Operating result (EBIT)	103	247	+ 139.8
of which special items	0	0
Gross cash flow*	156	218	+ 39.7
Net cash flow*	36	(64)	•

*	for definition see Bayer Group Key Data on page 2

Sales of our Systems segment also rose strongly compared to the same period of the previous year, advancing by 37.7 percent to €1,621 million, or by 39.8 percent in local currencies.

This gratifying increase was accounted for mainly by the Polyurethanes business unit, where sales climbed by 45.9 percent to €1,196 million. Persistent high demand for MDI enabled us to impose lasting price increases in all regions, and volumes continued to grow. Sales of TDI declined, with prices remaining relatively stable and volumes receding, particularly in Europe and Asia. Additional sales of raw materials, particularly styrene, contributed €158 million to the impressive growth in Polyurethanes.

EBIT of the Systems segment improved by €144 million year on year to €247 million. Here too, we succeeded in compensating for the higher raw material costs through price increases.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

	Europe			North America
			Local			Local
			currencies			currencies
First-Quarter 2005 Sales by Region and Segment		% yoy	% yoy		% yoy	% yoy
€ million
Pharmaceuticals, Biological Products	390	+ 3.0	+ 2.9	259	-38.9	-37.4
Consumer Care	241	+ 118.5	+ 117.7	136	-0.1	+ 4.3
Diabetes Care, Diagnostics	200	+ 4.9	+ 4.8	176	-0.1	+ 4.0
Animal Health	64	-1.5	-0.9	70	+ 22.8	+ 26.5
Crop Protection	639	+ 1.1	-0.2	340	+ 18.2	+ 21.4
EnvironmentalScience, BioScience	136	-7.1	-7.2	144	+ 13.7	+ 15.9
Materials	411	+ 34.2	+ 34.5	204	+ 32.5	+ 38.6
Systems	775	+ 44.1	+ 44.3	449	+ 30.9	+ 36.6
Total region (incl. others)	3,109	+ 23.6	+ 23.3	1,783	+ 4.4	+ 8.1

Performance by Region

Group sales from continuing operations posted a substantial €912 million increase in the first quarter of 2005, to €6,704 million worldwide. The largest share of this growth was achieved in Europe, where sales rose by €592 million, or 23.6 percent, with MaterialScience the main contributor to the increase. The Consumer Care Division also s ignificantly boosted sales in Europe due to a strong flu season and the products acquired from Roche. Group sales in Germany advanced by 31.0 percent to €1,030 million, though this was partly because our sales to LANXESS are reported as external as of the date of the spin-off. Without this effect or the additional sales volume acquired from Roche, the increase in Germany amounted to about 10 percent.

Thanks to continued strong demand for our industrial products in North America and to brisk business with crop protection products in the United States, sales in these segments grew considerably. However, sales of our Pharmaceuticals Division fell as expected due to generic competition for Cipro® and lower sales as a result of the alliance with Schering-Plough. Group sales in North America improved overall by 4.4 percent compared to the same period of 2004.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

			Latin America/Africa/
Asia/Pacific			Middle East			Total Segment
		Local			Local			Local
		currencies			currencies			currencies
	% yoy	% yoy		% yoy	% yoy		% yoy	% yoy
209	+ 6.5	+ 8.5	94	+ 11.0	+ 13.4	952	-12.2	-11.0
29	+ 174.3	+ 187.7	117	+ 68.8	+ 74.2	523	+ 60.4	+ 61.9
57	+ 16.9	+ 18.6	28	+ 1.0	+ 1.1	461	+ 3.8	+ 5.8
31	+ 19.2	+ 21.1	34	+ 13.3	+ 13.3	199	+ 11.8	+ 13.6
205	-6.5	-5.3	233	-15.8	-16.2	1,417	+ 0.1	+ 0.2
23	+ 4.5	+ 6.2	24	+ 10.5	+ 10.7	327	+ 3.5	+ 4.3
236	+ 22.3	+ 26.5	72	+ 56.5	+ 56.4	923	+ 31.9	+ 34.6
237	+ 34.7	+ 37.1	160	+ 33.3	+ 33.7	1,621	+ 37.7	+ 39.8
1,038	+ 16.4	+ 18.9	774	+ 14.2	+ 15.1	6,704	+ 15.7	+ 17.1

MaterialScience was the growth driver in the Asia-Pacific region, with appreciable growth rates that included a more than 60 percent improvement in China. The region’s positive business environment was a major factor in this development. Our HealthCare subgroup also recorded a pleasing performance, especially in Japan, where business expanded by 10.3 percent. By contrast, CropScience sales in the region were down, especially in Japan where the decline amounted to 14.0 percent.

Sales in the Latin America/Africa/Middle East region improved by 14.2 percent to €774 million, largely as a result of the continuing upward trend in Latin American markets. However, sales in our Crop Protection segment fell by 15.8 percent compared to the previous year’s high level due to the prolonged drought in southern Brazil. This effect was substantially overcompensated by strong growth in MaterialScience and acquisition-related sales increases in Consumer Care.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Liquidity and Capital Resources

	1st Quarter
Cash Flow Key Data	2004	2005
€ million
Gross cash flow*	867	1,101
Changes in working capital	(1,072)	(1,327)
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	(205)	(226)
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	(94)	(32)
Net cash provided by (used in) operating activities (net cash flow, total)	(299)	(258)
Net cash provided by (used in) investing activities (total)	160	(947)
Net cash provided by (used in) financing activities (total)	(158)	(430)
Change in cash and cash equivalents due to business activities (total)	(297)	(1,635)

*	for definition see Bayer Group Key Data on page 2

Thanks to the considerable improvement in operating performance, gross cash flow of the Bayer Group increased by 27.0 percent to €1,101 million (2004: €867 million). Net cash flow held steady year on year at minus €226 million. Working capital increased compared to the first quarter of 2004, due mainly to the substantial growth in business. In addition, €114 million of deferred income was reversed due to the termination of the co-promotion agreement with GlaxoSmithKline.

There was a net cash outflow of €947 million for investing activities, compared to a €160 million net inflow in the first quarter of 2004. A total of €2,053 million was spent for acquisitions, including a €1.9 billion disbursement for the Roche consumer health acquisition. We had already made a €200 million advance payment for this acquisition and a €208 million payment for the remaining 50 percent interest in our U.S. joint venture with Roche at the end of 2004. Cash inflows consisted mainly of €1,000 million related to investments, which in turn resulted primarily from the scheduled repayment of loans following the LANXESS spin-off and the expiration of derivatives used to hedge currency risks. Cash receipts from sales of property, plant and equipment totaled €256 million, including some €230 million from the divestiture of the plasma business.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Principal components of the €430 million net cash outflow for financing activities were €107 million in interest payments and €290 million used to pay down net debt.

Net debt of the Bayer Group had increased to €7,115 million by the end of the first quarter, mostly due to payments made to acquire the Roche consumer health business.

	March 31,	March 31,
Net Debt	2004	2005
€ million
Noncurrent financial liabilities as per balance sheets (including derivatives)	6,868	6,874
Current financial liabilities as per balance sheets (including derivatives)	1,617	2,502
Derivative receivables	(490)	(478)
Debt	7,995	8,898
Liquid assets as per balance sheets	2,632	1,783
Net debt	5,363	7,115

Including marketable securities and other assets, the Group had liquid assets of €1,783 million on March 31, 2005.

Employees

On March 31, 2005, the Bayer Group had 93,300 employees in continuing operations, which was 800 more than a year before and 1,600 more than on December 31, 2004. The latter increase resulted primarily from the transfer of employees from Roche in connection with the integration of the consumer health business, which was partially offset by a reduction in the workforce in connection with the Schering-Plough alliance.

Headcount increased by 1,500 in Europe, 800 in Latin America/Africa/Middle East and about 700 in Asia/Pacific, and decreased by 1,400 in North America.

Personnel expenses in the first quarter of 2005 were down by 0.1 percent from the same period last year, to €1,509 million.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Legal Risks

Increased risks in our HealthCare business continue to exist from litigation commenced in the United States following the voluntary withdrawal of the statin Lipobay/Baycol from the market and the voluntary cessation of the marketing of products containing PPA. Further risks arise from pending U.S. lawsuits involving Cipro® alleging violations of antitrust regulations.

Lipobay/Baycol: Over the course of the Lipobay/Baycol litigation Bayer has been named as a defendant in approximately 14,700 cases worldwide (more than 14,580 of them in the U.S.). As of April 25, 2005, the number of Lipobay/Baycol cases pending against Bayer worldwide was 6,067 (5,989 of them in the U.S., including several class actions). The decrease in the number of U.S. cases is attributable to various reasons, including voluntary dismissals by plaintiffs, dismissals based on settlements and court-ordered dismissals, such as for failure to satisfy procedural requirements.

As of April 25, 2005, Bayer had settled 2,995 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately US$ 1,133 million. On a voluntary basis and without acknowledging any legal liability, Bayer will continue its policy of trying to agree on fair compensation for people who experienced serious side effects from Lipobay/Baycol. After more than three years of litigation we are currently aware of fewer than 50 cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States. In the 2003 fiscal year, Bayer took a €300 million charge to the operating result in connection with the Lipobay/Baycol litigation risk, over and beyond the assumed insurance coverage of approximately US$ 1.2 billion. An additional €47 million charge to the operating result was taken in the 2004 fiscal year in light of settlements already concluded or expected to be concluded and anticipated defense costs.

PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropa-nolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent-tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Since that time, Bayer and other manufacturers of PPA-containing products, along with several retailers and distributors, have been named in numerous lawsuits in the United States brought by plaintiffs alleging injuries related to the claimed ingestion of PPA. Following the dismissal or withdrawal of many of these lawsuits, fewer than 680 cases remained pending against Bayer as of the end of April 2005. Bayer is the sole manufacturer named as a defendant in approximately 460 cases and co-defendant together with other former manufacturers of PPA-containing products in approximately 220 cases. The majority of these cases are still at an early stage. Further dismissals are therefore possible, particularly should plaintiffs fail to comply with court orders requiring the submission of causative evidence. Currently, approximately 290 appeals have been filed by some of the plaintiffs whose suits were dismissed in the first instance on the grounds of procedural deficiency.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Three PPA cases against Bayer have gone to trial so far. In the first case, in October 2004, a Texas jury awarded a plaintiff damages amounting to US$ 400,000. Bayer is appealing this decision. In two subsequent cases the juries returned verdicts in Bayer’s favor.

Although Bayer plans to vigorously defend the majority of its PPA cases, there are cases where the company may consider settlement to be appropriate. To date, we have settled several cases without acknowledging liability. We have decided to attempt to settle certain additional cases with sufficiently developed factual records to permit a meaningful assessment. Taking into account the existing insurance coverage, a €16 million charge for settlements and further defense costs was recorded in 2004. Due to the considerable uncertainty associated with these proceedings, it remains impossible to further estimate potential liability with respect to the balance of the pending PPA cases and thus no additional provisions for such potential liabilities have been recorded for them.

Bayer intends to continue to vigorously defend the Lipobay/Baycol and PPA litigation. Since the existing insurance coverage is exhausted, it is possible – depending on the future progress of the litigation – that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.

Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit against Bayer involving the drug Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking triple damages under U.S. law. Bayer believes the plaintiffs will not be able to establish that the settlement with Barr was outside of the scope of Bayer’s valid Cipro® patent, which patent has been the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts.

All of the actions pending in federal court were consolidated in federal court in New York in a Multidistrict pre-trial proceeding. On March 31, 2005, this court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims. This decision is appealable. In addition Bayer is involved in several proceedings pending before various state courts. Bayer believes that it has meritorious defenses to these allegations and will continue to vigorously defend the litigation.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Rubber, polyester polyols, urethane: Risks also exist in connection with investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anti-competitive conduct involving certain products in the rubber field. In two cases Bayer AG has already reached agreements with the U.S. Department of Justice to pay fines, amounting to US$ 66 million for antitrust violations relating to rubber chemicals and approximately US$ 5 million for those relating to acrylonitrile-butadiene rubber. Both these agreements have received court approval and the respective amounts have been paid. Provisions of €50 million were established in 2003 for risks arising out of the E.U. Commission’s investigations, although a reliable estimate cannot yet be made as to the actual amount of any fines.

Bayer Corporation has reached agreement with the U.S. Department of Justice to pay a fine of US$ 33 million for antitrust violations in the United States relating to adipic-based polyester polyols. This fine, for which a provision has been established, requires court approval. A similar investigation is pending in Canada, but it is not currently possible to estimate the amount of any fine that may result.

A number of civil claims for damages have been filed in the United States, and in Canada, against Bayer AG and some of its subsidiaries. These lawsuits, involving allegations of unlawful collusion on prices for certain rubber and polyester polyol product lines, are still at a very early stage.

The financial risk associated with all of the above litigation (with the exception of those criminal proceedings in which fines have already been imposed), including the financial risk of private claims for damages, is currently not quantifiable, so no accounting measures have been taken in this regard. The company expects that, in the course of the above-mentioned regulatory proceedings and civil damages suits, significant expenses will become necessary that may be of material importance to the company.

In the United States, civil actions are also pending involving allegations of unlawful collusion on prices for polyether polyols and other precursors for urethane products. These lawsuits are also at a very early stage.

Subsequent Events

The Annual Stockholders’ Meeting of Bayer AG took place on April 29, 2005. The resolutions adopted are summarized in the Notes to the Interim Report, page 34.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Bayer Stock

	1st Quarter
Bayer Stock Data	2004	2005	Year 2004
€ million
High for the period (€)	23.79	26.82	23.83
Low for the period (€)	18.26	22.03	18.26
Average daily share turnover on German stock exchanges (million)	4.3	5.0	3.9

				Change
				March 31, 2005/
	March 31,	March 31,	Dec. 31,	Dec. 31, 2004
	2004	2005	2004	%
Share price (€)	18.56	25.47	23.36	+ 9.0
Market capitalization (€ million)	13,555	18,602	17,061	+ 9.0
Stockholders’ equity (€ million)	11,547	10,627	10,943	-0.3
Number of shares entitled to the dividend (million)	730.34	730.34	730.34	0.0
DAX	3,857	4,349	4,256	+ 2.2

Based on Xetra prices, Frankfurt Stock Exchange

Bayer stock showed a very pleasing trend in the first quarter of 2005. On March 31, 2005 it closed at €25.47, a gain of 9.0 percent from the end of 2004. The DAX and DJ EURO-STOXX 50 performance indices rose by 2.2 and 3.8 percent, respectively, over the same period.

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Bayer Group Consolidated Statements of Income

	1st Quarter
€ million	2004	2005
Net sales	5,792	6,704
Cost of goods sold	(2,807)	(3,542)
Gross profit	2,985	3,162

Selling expenses	(1,265)	(1,269)
Research and development expenses	(452)	(423)
General administration expenses	(327)	(324)
Other operating income	127	384
Other operating expenses	(314)	(526)
Operating result (EBIT)	754	1,004

Expense from investments in affiliated companies – net	(19)	(2)
Interest expense – net	(21)	(80)
Other non-operating expense – net	(76)	(49)
Non-operating result	(116)	(131)

Income before income taxes	638	873

Income taxes	(239)	(280)

Income from continuing operations after taxes	399	593

Income from discontinued operations after taxes	26	52
Income after taxes	425	645
of which
attributable to minority interest	6	(7)
attributable to Bayer AG stockholders (net income)	419	652

Earnings per share (€)
From continuing operations
Basic	0.55	0.81
Diluted	0.55	0.81
From continuing and discontinued operations
Basic	0.57	0.89
Diluted	0.57	0.89

2004 figures restated

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Bayer Group Consolidated Balance Sheets

€ million	March 31, 2004	March 31, 2005	Dec. 31, 2004
Assets
Noncurrent assets
Goodwill and other intangible assets	6,416	7,733	5,952
Property, plant and equipment	8,292	7,849	7,662
Investments in associates	841	751	744
Financial assets	1,016	1,034	1,181
Other assets	622	41	73
Deferred taxes	1,351	1,558	1,219
	18,538	18,966	16,831
Current assets
Inventories	4,672	5,262	4,738
Trade accounts receivable	4,995	6,046	4,475
Financial assets	452	608	724
Other assets	1,451	1,933	1,641
Claims for tax refunds	721	859	823
Liquid assets	2,632	1,783	3,599
	14,923	16,491	16,000

Assets held for sale and discontinued operations	4,732	0	4,757

Total assets	38,193	35,457	37,588

Stockholders’ Equity and Liabilities
Equity attributable to Bayer AG stockholders
Capital stock of Bayer AG	1,870	1,870	1,870
Capital reserves of Bayer AG	2,942	2,942	2,942
Revaluation surplus	0	66	66
Retained earnings	8,811	7,520	8,813
Net income	419	652	685
Other comprehensive income (loss)	(2,595)	(2,601)	(3,544)
of which
comprehensive income (loss) from discontinued operations	(87)	0	(144)
	11,447	10,449	10,832

Equity attributable to minority interest	100	178	111

Total stockholders’ equity	11,547	10,627	10,943

Liabilities
Noncurrent liabilities
Provisions for pensions and other post-employment benefits	6,122	6,110	6,219
Other provisions	1,204	1,261	1,169
Financial liabilities	6,868	6,874	7,025
Miscellaneous liabilities	210	39	203
Deferred taxes	1,100	642	644
	15,504	14,926	15,260
Current liabilities
Other provisions	2,545	3,058	2,742
Financial liabilities	1,617	2,502	2,166
Trade accounts payable	1,527	1,714	1,759
Tax liabilities	395	406	456
Miscellaneous liabilities	2,257	2,224	1,875
	8,341	9,904	8,998
Liabilities directly related to assets held for sale and discontinued operations	2,801	0	2,387

Total liabilities	26,646	24,830	26,645

Total stockholders’ equity and liabilities	38,193	35,457	37,588

2004 figures restated

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Bayer Group Consolidated Statements of Cash Flows

	1st Quarter
€ million	2004	2005
Operating result (EBIT)	754	1,004
Income taxes	(215)	(221)
Depreciation and amortization	476	433
Change in pension provisions	(122)	(117)
(Gains) losses on retirements of noncurrent assets	(26)	2
Gross cash flow*	867	1,101

Decrease (increase) in inventories	(104)	(231)
Decrease (increase) in trade accounts receivable	(785)	(936)
Increase (decrease) in trade accounts payable	(291)	(254)
Changes in other working capital	108	94
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	(205)	(226)
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	(94)	(32)
Net cash provided by (used in) operating activities (net cash flow, total)	(299)	(258)

Cash outflows for additions to property, plant and equipment	(185)	(181)
Cash inflows from sales of property, plant and equipment	63	256
Cash inflows from sales of investments	355	1,000
Cash outflows for acquisitions less acquired cash	(142)	(2,053)
Interest and dividends received	128	28
Net cash inflow (outflow) from marketable securities	(59)	3
Net cash provided by (used in) investing activities (total)	160	(947)

Capital contributions	0	0
Bayer AG dividend and dividend payments to minority stockholders	(176)	(33)
Issuances of debt	312	264
Retirements of debt	(161)	(554)
Interest paid	(133)	(107)
Net cash provided by (used in) financing activities (total)	(158)	(430)

Change in cash and cash equivalents due to business activities (total)	(297)	(1,635)

Cash and cash equivalents at beginning of period	2,734	3,570

Change in cash and cash equivalents due to changes in scope of consolidation	0	(196)
Change in cash and cash equivalents due to exchange rate movements	3	10

Cash and cash equivalents at end of period	2,440	1,749

Marketable securities and other instruments	192	34

Liquid assets as per balance sheets	2,632	1,783

2004 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report for the First Quarter
Bayer Stockholders’ Newsletter 2005

Bayer Group Consolidated Statements of Recognized Income and Expense

	1st Quarter
€ million	2004	2005
Changes in fair values of hedging instruments and securities held for sale, recognized in stockholders’ equity	10	25
Exchange differences on translation of foreign operations	205	442
Actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits	•	•
Deferred taxes on valuation adjustments offset directly against stockholders’ equity	11	(10)
Valuation adjustments recognized directly in stockholders’ equity	226	457
Income after taxes	425	645
Total income and expense recognized in the financial statements	651	1,102

Bayer Group Consolidated Statements of Changes in Stockholders’ Equity

		Equity attributable to Bayer AG stockholders
					Other
					compre-			Total
	Capital stock			Net	hensive			stock-
	and reserves	Revaluation	Retained	income	income		Minority	holders’
€ million	of Bayer AG	surplus	earnings	(loss)	(loss)	Total	interest	equity
December 31, 2003	4,812	0	10,479	(1,303)	(2,821)	11,167	123	11,290
Dividend payments				(365)		(365)		(365)
Allocation from retained earnings			(1,668)	1,668		0		0
Other changes in stockholders’ equity					215	215	(23)	192
Taxes on transactions directly recognized in stockholders’ equity					11	11		11
Net income				419		419		419
March 31, 2004	4,812	0	8,811	419	(2,595)	11,447	100	11,547

December 31, 2004	4,812	66	8,813	685	(3,544)	10,832	111	10,943
Spin-off of LANXESS			(1,576)		486	(1,090)	90	(1,000)
Dividend payments				(402)		(402)		(402)
Allocation to retained earnings			283	(283)		0		0
Other changes in stockholders’ equity					467	467	(23)	444
Taxes on transactions directly recognized in stockholders’ equity					(10)	(10)		(10)
Net income				652		652		652
March 31, 2005	4,812	66	7,520	652	(2,601)	10,449	178	10,627

Interim Report for the First Quarter/Notes
Bayer Stockholders’ Newsletter 2005

Key Data by Segment

	HealthCare
	Pharmaceuticals,		Consumer		Diabetes Care,		Animal
	Biological Products		Care		Diagnostics		Health
	1st Quarter		1st Quarter		1st Quarter		1st Quarter
€ million	2004	2005	2004	2005	2004	2005	2004	2005
Net sales (external)	1,084	952	326	523	444	461	178	199
– Change in €	+ 2.9%	- 12.2%	- 6.9%	+ 60.4%	- 0.9%	+ 3.8%	- 0.6%	+ 11.8%
– Change in local currencies	+ 10.7%	- 11.0%	+ 1.9%	+ 61.9%	+ 6.1%	+ 5.8%	+ 6.3%	+ 13.6%
Intersegment sales	10	5	3	6	0	1	1	1
Operating result (EBIT)	165	86	53	11	28	37	32	49
Return on sales	15.2%	9.0%	16.3%	2.1%	6.3%	8.0%	18.0%	24.6%
Gross cash flow*	117	74	53	37	56	56	26	35
Net cash flow*	(50)	(92)	62	92	43	60	7	7
Depreciation and amortization	35	41	16	32	41	40	5	6

Key Data by Region

	Europe		North America
	1st Quarter		1st Quarter
€ million	2004	2005	2004	2005
Net sales (external) – by market	2,517	3,109	1,683	1,783
Net sales (external) – by point of origin	2,732	3,323	1,698	1,800
– Change in €	- 0.8%	+ 21.6%	- 2.7%	+ 6.0%
– Change in local currencies	- 0.4%	+ 21.3%	+ 11.4%	+ 9.9%
Interregional sales	977	1,081	387	469
Operating result (EBIT)	495	551	149	272
Return on sales	18.1%	16.6%	8.8%	15.1%
Gross cash flow*	569	650	161	265

2004 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report for the First Quarter/Notes
Bayer Stockholders’ Newsletter 2005

CropScience
Crop		Environmental Science,		MaterialScience						Continuing
Protection		BioScience		Materials		Systems		Reconciliation		operations
1st Quarter		1st Quarter		1st Quarter		1st Quarter		1st Quarter		1st Quarter
2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
1,416	1,417	316	327	700	923	1,177	1,621	151	281	5,792	6,704
+ 4.3%	+ 0.1%	+ 3.9%	+ 3.5%	+ 0.7%	+ 31.9%	+ 0.4%	+ 37.7%			+ 0.4%	+ 15.7%
+ 9.0%	+ 0.2%	+ 10.1%	+ 4.3%	+ 7.5%	+ 34.6%	+ 6.8%	+ 39.8%			+ 6.5%	+ 17.1%
18	13	2	5	3	3	21	37	(58)	(71)
283	322	96	92	32	159	103	247	(38)	1	754	1,004
20.0%	22.7%	30.4%	28.1%	4.6%	17.2%	8.8%	15.2%			13.0%	15.0%
273	307	74	80	75	143	156	218	37	151	867	1,101
(195)	(323)	(44)	(56)	16	64	36	(64)	(80)	86	(205)	(226)
145	121	32	22	60	53	86	74	56	44	476	433

		Latin America/				Continuing
Asia/Pacific		Africa/Middle East		Reconciliation		operations
1st Quarter		1st Quarter		1st Quarter		1st Quarter
2004	2005	2004	2005	2004	2005	2004	2005
892	1,038	700	774			5,792	6,704
835	994	527	587			5,792	6,704
- 0.5%	+ 19.0%	+ 22.6%	+ 11.4%			+ 0.4%	+ 15.7%
+ 7.9%	+ 21.7%	+ 29.2%	+ 12.3%			+ 6.5%	+ 17.1%
42	54	26	38	(1,432)	(1,642)
78	141	95	78	(63)	(38)	754	1,004
9.3%	14.2%	18.0%	13.3%			13.0%	15.0%
88	139	74	62	(25)	(15)	867	1,101

Interim Report for the First Quarter/Notes
Bayer Stockholders’ Newsletter 2005

Notes to the Interim Report for the
First Quarter of 2005

Accounting policies

Like the financial statements for 2004, the unaudited, consolidated financial statements for the first quarter of 2005 have been prepared according to the rules issued by the IASB, London. Reference should be made as appropriate to the notes to the 2004 statements, except as detailed below. IAS 34 (Interim Financial Reporting) has been applied in addition.

Changes in presentation in connection with the classification of assets and liabilities according to maturity as per IAS 1 (Presentation of Financial Statements) and of assets held for sale and discontinued operations as per IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations)

The previous version of IAS 1 allowed the option of classifying assets and liabilities either according to maturity or in order of liquidity. The revised version of IAS 1, developed as part of the IASB’s improvements project, prescribes classification according to maturity starting with the 2005 fiscal year.

IFRS 5, approved by the IASB on March 31, 2004, contains specific recognition principles for certain assets and liabilities held for sale and for discontinued operations. Reporting is to be based primarily on continuing operations, while assets held for sale and discontinued operations are to be stated separately in a single line item in the balance sheet, income statement and cash flow statement. The distinction between continuing and discontinued operations or assets held for sale is thus drawn differently starting on January 1, 2005 than in the financial statements as of December 31, 2004. The previous year’s figures are restated accordingly.

Change in pension accounting – application of the IAS 19 amendment

In December 2004 the IASB issued an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option for actuarial gains and losses arising from defined benefit plans. This option is similar to the approach provided in the U.K. standard FRS 17 (Retirement Benefits), which requires recognition of all actuarial gains and losses in a “statement of total recognized gains and losses” that is separate from the income statement.

Interim Report for the First Quarter/Notes
Bayer Stockholders’ Newsletter 2005

Previously, in the Bayer Group statements, the net cumulative amounts of actuarial gains and losses outside of the “corridor” that were reflected in the balance sheet at the end of the previous reporting period were recognized in the income statement as income or expense, respectively, over the expected average remaining working lives of existing employees. This “corridor” was 10 percent of the present value of the defined benefit obligation or 10 percent of the fair value of plan assets, whichever was greater at the end of the previous year. Under the new method of pension accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. Thus no amortization of actuarial gains and losses is recognized in income.

Recognizing actuarial gains and losses in stockholders’ equity affects the amounts of receivables and of provisions for pensions and other post-employment benefits stated in the balance sheet and also requires the recognition of deferred taxes on the resulting differences. These taxes, too, are offset against the corresponding equity items.

The Group Management Board has decided to follow the recommendation of the IASB and implement the above change as of January 1, 2005 in order to enhance the transparency of our reporting. The previous year’s figures have been restated accordingly. The reporting change improves the 2004 operating result from continuing operations by €48 million and the non-operating result by €78 million. Application of IAS 19 (revised) leads to a deferred tax expense of €50 million. In view of its immateriality to 2004 EBIT of our segments, the €48 million gain has been reflected solely in the reconciliation column of the segment table. These non-cash reporting changes do not affect either gross or net cash flow.

Cessation of goodwill amortization

In March 2004, in connection with the issuance of IFRS 3, the IASB revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). Among the major changes is that goodwill and other intangible assets with an indefinite useful life may no longer be amortized, but must be tested annually for possible impairment. If events or changes in circumstances indicate a possible decline in value, impairment testing must be performed more frequently. Reversals of impairment losses for goodwill are prohibited. An intangible asset must be treated as having an indefinite life if it is expected to generate cash flows for the enterprise for an indefinite period of time. The revised standards apply to goodwill and other intangible assets acquired in business combinations agreed upon on or after March 31, 2004, as well as to previously acquired goodwill and other intangible assets for annual periods beginning on or after March 31, 2004.

Interim Report for the First Quarter/Notes
Bayer Stockholders’ Newsletter 2005

Scope of consolidation

On March 31, 2005, the Bayer Group had a total of 291 fully or proportionately consolidated companies, compared with 349 companies on December 31, 2004. The reduction is due mainly to the deconsolidation of 61 LANXESS companies.

The acquisition of the global consumer health business of Roche is largely complete. Assets and liabilities as of March 31, 2005 contain the following amounts relating to this business:

Roche Acquisition	Roche	Step-Up	Fair Value
€ million
Intangible assets	0	1,095	1,095
Goodwill	0	618	618
Property, plant and equipment	139	12	151
Inventories	96	57	153
Other working capital	121	9	130

Other acquired assets and assumed liabilities	(67)	(13)	(80)
Cost of the acquisition			2,067
including ancillary cost of acquisition			22

The step-up represents the difference between the residual accounting values in the seller’s balance sheet and the fair values in the acquirer’s balance sheet.

Changes may yet be made to the above classification, as the allocation of the acquisition price among the acquired assets has not been finalized at this time.

In connection with the acquisition of the Roche consumer health business we also purchased from Roche on December 29, 2004 the remaining 50 percent interest in the OTC joint venture we established with that company in 1996. The purchase price for the 50 percent equity interest plus additional plant and inventories was €208 million. The noncurrent assets thus acquired chiefly comprise the Aleve®, Midol® and Vanquish® brands, valued as intangible assets at €66 million, along with goodwill of €113 million.

Since we have combined the sales forces, distribution function, and support functions – such as controlling – in our legal entities, it is not practicable to separately identify EBIT of the former Roche business.

Interim Report for the First Quarter/Notes
Bayer Stockholders’ Newsletter 2005

Discontinued operations

The Board of Management and Supervisory Board of Bayer AG decided in November 2003 to separate major parts of the chemicals and polymers businesses from the Bayer Group. This separation took place by way of a spin-off pursuant to the German Transformation Act (Umwandlungsgesetz). On January 28, 2005, the spin-off of LANXESS was entered in the Bayer AG commercial register and thus took legal effect. It was also decided in October 2003 to divest the plasma business of the Biological Products Division of the Bayer HealthCare subgroup. This business was sold effective March 31, 2005.

Both the LANXESS business and the divested plasma business are reported as discontinued operations. This information, which is provided from the standpoint of the Bayer Group, is to be regarded as part of the reporting for the entire Group by analogy with our segment reporting and is not intended to portray either the discontinued operations or the remaining business of Bayer as separate entities. This presentation is thus in line with the principles for the reporting of discontinued operations according to IFRS 5.

					Total
					Discontinued
	LANXESS		Plasma		Operations
	1st Quarter		1st Quarter		1st Quarter
Discontinued Operations	2004	2005**	2004***	2005	2004***	2005
€ million
Net sales (external)	1,478	503	9	120	1,570	623
Operating result (EBIT)	75	62	(1)	22	74	84
Income (loss) after taxes	27	38	(1)	14	26	52
Gross cash flow*	111	51	6	(2)	117	49
Net operating cash flow*	(62)	(80)	(32)	48	(94)	(32)
Net investing cash flow	(47)	(19)	(2)	226	(49)	207
Net financing cash flow	109	99	34	(274)	143	(175)

*	for definition see Bayer Group Key Data on page 2

**	figures for January only

***	2004 figures restated. Contrary to the presentation in last year’s publications, activities outside the United States are now reflected in continuing operations.

Interim Report for the First Quarter/Notes
Bayer Stockholders’ Newsletter 2005

Segment reporting

The spin-off of LANXESS and the acquisition of the Roche consumer health activities have led to a shift in the relative sizes of our businesses in terms of sales, EBIT and assets. In compliance with IAS 14 (Segment Reporting), we have therefore adjusted our segmentation effective January 1, 2005 to reflect the new Group structure.

In line with the increased importance of our Consumer Care Division, the previous Consumer Care, Diagnostics segment has been split into two reporting segments. The new Consumer Care segment comprises both our existing Consumer Care business and the OTC business acquired from Roche. Our diagnostics activities, comprising the Diabetes Care and Diagnostics divisions, are now reported as a separate segment called Diabetes Care, Diagnostics.

Our Bayer CropScience subgroup was presented in the 2004 financial statements as a single segment. We are now reporting Crop Protection as a separate segment, consisting of the strategic business units Insecticides, Fungicides, Herbicides and Seed Treatment. The new Environmental Science, BioScience segment comprises the Environmental Science und BioScience business groups.

Our Bayer MaterialScience subgroup is divided for reporting purposes into the Materials and Systems segments as before. Since the spin-off of LANXESS was entered in the Bayer AG commercial register on January 28, 2005, LANXESS is no longer a reporting segment of Bayer.

Other notes

The Annual Stockholders’ Meeting held on April 29, 2005 approved the proposal by the Board of Management and the Supervisory Board that a dividend of €0.55 per share be paid for the 2004 fiscal year.

At the meeting, the actions of the members of the Board of Management and the Supervisory Board were ratified. Dr. Heinrich von Pierer and Dr. Hermann Wunderlich resigned as stockholders’ representatives on the Supervisory Board as of the close of the meeting. The meeting elected Dr. Klaus Kleinfeld, Chairman of the Managing Board of Siemens Aktiengesellschaft, and Prof. Dr.-Ing. Dr. h.c. Ekkehard D. Schulz, Chairman of the Board of Management of ThyssenKrupp Aktiengesellschaft, to the Supervisory Board. Their term of office runs until the close of the Annual Stockholders’ Meeting that resolves on the ratification of the actions of the members of the Supervisory Board with respect to the 2006 fiscal year. Jochen Appell, attorney and former General Counsel of Commerzbank AG, and

Interim Report for the First Quarter/Notes
Bayer Stockholders’ Newsletter 2005

Dr. Hans-Dirk Krekeler, General Counsel of Deutsche Bank AG, were elected to serve as substitutes should Dr. Kleinfeld or Prof. Schulz cease to be members. The employees had already elected Andreas Becker to succeed Reinhard Wendt, who also resigned from the Board as of the close of the meeting.

The Annual Stockholders’ Meeting approved amendments to the Articles of Association concerning the remuneration of the Supervisory Board and the Notice of the Annual Stockholders’ Meeting and right of attendance.

Due to the approaching expiration of the authorization granted by the previous Annual Stockholders’ Meeting, the Board of Management was again authorized to buy back company shares and to sell company shares subject to the exclusion of subscription rights.

Leverkusen, May 3, 2005

Bayer Aktiengesellschaft

The Board of Management

Publisher
Bayer AG
Communications
51368 Leverkusen
Germany

Editor
Ute Bode
Phone ++49 214 30 58992
E-mail: ute.bode.ub@bayer-ag.de

English edition
Bayer Industry Services
GmbH & Co. OHG
Central Language Service

Investor Relations
Peter Dahlhoff
Phone ++49 214 30 33022
E-mail: peter.dahlhoff.pd1@bayer-ag.de

Date of publication
May 10, 2005

Bayer on the Internet
www.bayer.com

If you would like to receive the Bayer Stockholders’ Newsletter in electronic rather than print form in future, please send an e-mail to the editor.

Forward-Looking Statements

This Stockholders’ Newsletter contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:

•	Downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Stockholders’ Newsletter.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

This publication is not an offer for the sale of securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. LANXESS AG and Bayer AG do not intend to register any securities of LANXESS AG in the United States or to conduct a public offering of securities in the United States.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ ppa. Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

	By:	/s/ Dr. Roland Hartwig
		Name:	Dr. Roland Hartwig
Date: May 11, 2005		Title:	General Counsel